EXHIBIT 99.1

15 June 2022

COMPLETED PURCHASES OF ORDINARY SHARES TO SATISFY NON-EMPLOYEE DIRECTORS' AWARDS AND NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces that it has completed the open market purchases of 23,066 of Burford's ordinary shares of nil par value ("Shares") to satisfy a grant of awards to Burford's non-employee directors under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan (the "NED Plan").

Details of the completed purchases of the Shares are set forth below:

Date	Stock Exchange	Number of Ordinary Shares Purchased	Average Net Price Paid Per Ordinary Share
June 13, 2022	LSE	8,994	GBP 7.29
June 13, 2022	NYSE	2,654	USD 8.82
June 14, 2022	NYSE	11,418	USD 9.00

Burford also provides the corresponding notification of transactions by persons discharging managerial responsibilities ("PDMRs") with respect to the NED Plan.

On June 14, 2022, each of the following Non-Executive Directors was granted Shares under the NED Plan, as compensation for his/her services as a director.

PDMR	Company Purchase Price	Number of shares awarded	Shareholding following the grant
Robert Gillespie	£7.29	2,998	10,306
Christopher Halmy	$8.97	3,008	15,508
Andrea Muller	$8.97	3,008	5,296
Charles Parkinson	£7.29	2,998	13,306
John Sievwright	£7.29	2,998	15,306
Hugh Steven Wilson	$8.97	8,056	297,631

A Notification of Dealing Form for each of the transactions mentioned above is included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital
Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements
This announcement contains "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". In some cases, predictive, future-tense or forward-looking words such as "aim", "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "guidance", "intend", "may", "plan", "potential", "predict", "projected", "should" or "will" or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission, other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 29, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Robert Gillespie
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		£7.29	2,998

	(d) Aggregated information ●Aggregated volume ●Price	N/A
	(e) Date of the transaction	13 June 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Halmy
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$8.97	3,008

	(d) Aggregated information ●Aggregated volume ●Price	N/A
	(e) Date of the transaction	14 June 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Andrea Muller
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$8.97	3,008

	(d) Aggregated information ●Aggregated volume ●Price	N/A
	(e) Date of the transaction	14 June 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Charles Parkinson
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		£7.29	2,998

	(d) Aggregated information ●Aggregated volume ●Price	N/A
	(e) Date of the transaction	13 June 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	John Sievwright
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		£7.29	2,998

	(d) Aggregated information ●Aggregated volume ●Price	N/A
	(e) Date of the transaction	13 June 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Hugh Steven Wilson
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$8.97	8,056

	(d) Aggregated information ●Aggregated volume ●Price	N/A
	(e) Date of the transaction	14 June 2022
	(f) Place of the transaction	Outside a trading venue